

tr 7/18/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/13__ AND ENDING __12/31/13__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optsecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____

(No. and Street)

_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker

(Name – if individual, state last, first, middle name)

_____ _____ _____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2013 and
Independent Auditors' Report



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TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Optsecurities, LLC:

We have audited the accompanying statement of financial condition of Optsecurities, LLC (the "Company") as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with generally accepted auditing standards in the United States of America. In our opinion, the information on pages 10 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Greer Walker LLP

February 26, 2014

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	47,391
Accounts receivable		6,142
Prepaid expenses		625
Deposits		1,903
TOTAL ASSETS	$	56,061

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable - related party	$	26,379
Escrow account		5,274
Total liabilities		31,653
MEMBER'S EQUITY		24,408
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	56,061

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Broker-dealer 12b(1) fees	$	49,952
Consulting income		187,266
Total		237,218
EXPENSES:		
Brokerage expenses		6,056
Office expense		14,000
Professional fees		10,800
Other		1,098
Personnel expenses		166,432
Total		198,386
NET INCOME	$	38,832

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

BALANCE, DECEMBER 31, 2012	$	87,451
Net income		38,832
Contribution from member		10,800
Distributions to member		(112,675)
BALANCE, DECEMBER 31, 2013	$	24,408

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

SUBORDINATED LIABILITIES, DECEMBER 31, 2012	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2013	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2013	$ -

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	38,832
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(6,142)
Prepaid expenses		(625)
Deposits		(1,216)
Accounts payable - related party		23,025
Escrow account		5,274
Net cash provided by operating activities		59,148
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		10,800
Distributions to member		(112,675)
Net cash used in financing activities		(101,875)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(42,727)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		90,118
CASH AND CASH EQUIVALENTS, END OF YEAR	$	47,391

See notes to financial statements.

OPTSECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in selling mutual fund shares and variable life insurance. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Accounts Receivable - The Company extends credit to its clients for brokerage fees. As of December 31, 2013, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debts has been provided.

Revenue Recognition – The Company recognizes a portion of consulting income on a monthly basis and additional amounts based on reaching certain benchmarks. 12b-1 fees are recognized based upon the period in which the fee is earned.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2013, the tax years ended December 31, 2010 through 2013 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2013.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2014, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $15,738, which was $10,738 in excess of its required net capital of $5,000.

The Company had aggregate indebtedness at December 31, 2013 of $31,653 including related party payables of $26,379 (see Note 3) and deposits of funds held in escrow of $5,274 under its referral agreement (see Note 4). Its ratio of aggregate indebtedness to net capital was 2.01 to 1 as of December 31, 2013.

3. RELATED PARTY TRANSACTIONS

Optcapital, LLC, a company related through common ownership, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses paid or payable to Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2013. Related party payables consists of amounts due under this expense-sharing agreement and expense reimbursements payable to Optcapital LLC.

4. FUNDS HELD IN ESCROW

In February 2013, the Company entered into a referral agreement with Breton Hill Capital, Ltd (the "Breton Hill"). The consulting income and personnel expenses recognized in the accompanying statement of income are related to this agreement. In accordance with the referral agreement, Breton Hill reimburses the Company for certain out of pocket expenses. Breton Hill is required to prepay and the prepayments are held in escrow until the Company incurs reimbursable expenses. As of December 31, 2013, the Company held $5,274 in escrow.

5. MEMBER'S EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interest can be transferred, and new members can be admitted.

OPTSECURITIES, LLC

SUPPLEMENTAL DISCLOSURES
DECEMBER 31, 2013

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

OPTSECURITIES, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2013 (Unaudited)	$	21,880
ADJUSTMENTS		(6,142)
NET CAPITAL, DECEMBER 31, 2013 (Audited)	$	15,738

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
OPTSECURITIES, LLC	as of	12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	.... $	24,408	3480
2. Deduct ownership equity not allowable for Net Capital	.... (	)	3490
3. Total ownership equity qualified for Net Capital	....	24,408	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	....		3520
B. Other (deductions) or allowable credits (List)	....		3525
5. Total capital and allowable subordinated liabilities	.... $	24,408	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from			
Statement of Financial Condition (Notes B and C)	.... $ 8,670	3540	
B. Secured demand note deficiency	....	3590	
C. Commodity futures contracts and spot commodities-			
proprietary capital charges	....	3600	
D. Other deductions and/or charges	....	3610 (	8,670) 3620
7. Other additions and/or allowable credits (List)	....		3630
8. Net Capital before haircuts on securities positions	.... $	15,738	3640
9. Haircuts on securities (computed, where appliicable,			
pursuant to 15c3-1(f)) :			
A. Contractual securities commitments	..............................$	3660	
B. Subordinated securities borrowings	....	3670	
C. Trading and investment securities:			
1. Exempted securities	....	3735	
2. Debt securities	....	3733	
3. Options	....	3730	
4. Other securities	....	3734	
D. Undue concentration	....	3650	
E. Other (List)	....	3736 (	) 3740
10. Net Capital	.... $	15,738	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
OPTSECURITIES, LLC	as of	12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 2,110 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 10,738 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ 9,738 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 31,653 [3790]
17. Add:
   A. Drafts for immediate credit .... $ _____ [3800]
   B. Market value of securities borrowed for which no
      equivalent value is paid or credited .... $ _____ [3810]
   C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]
19. Total aggregate indebtedness .... $ 31,653 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % 201.12 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % 0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
to Rule 15c3-3 prepared as of the date of net capital computation including both
brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) .... $ _____ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ _____ [3760]
25. Excess net capital (line 10 less 24) .... $ _____ [3910]
26. Net capital in excess of the greater of:
   5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of the memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

See independent auditors' report.

13



GreerWalker

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

Optsecurities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Optsecurities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures described in the second paragraph of this report were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

February 26, 2014



GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Optsecurities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Optsecurities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including examining copies of checks and subsequent clearing on the bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

February 26, 2014

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

OPTSECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Assessment for December 31, 2013	$	593
Less:		
Payment, July 30, 2013		246
Balance due, March 1, 2014	$	347

See independent auditors' report.